Exhibit 99.2

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411	Phone: (203) 612-2366
Fax: (416) 861-0749

NEWS RELEASE

POET Technologies Announces Results of Annual Meeting

Toronto, ON and Storrs, CT August 15, 2014 — POET Technologies Inc. (TSX-V: PTK; OTCQX: POETF) (“the Company”) — developer of the planar opto-electronic technology (POET) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — announces the results of its Annual General & Special Meeting (“AGSM”) held on August 12, 2014. The shareholders approved, with the requisite majorities, all matters presented to the meeting, including the 2014 Stock Option Plan, the By-Law No. 1 amendment, the possible Share Consolidation, the Shareholders’ Rights Plan and the election of the following nominees to the Board of Directors as was proposed in the Information Circular:

Peter Copetti	Adam Chowaniec
Sheldon Inwentash	Ajit Manocha
John F. O’Donnell	Dr. Samuel Peralta
Dr. Geoff Taylor	Chris Tsiofas

All directors received the required majority vote from shareholders.  The shareholders also approved the re-appointment of Marcum LLP of Hartford, Connecticut, as the auditors of the Company for the ensuing year.

Shareholders were presented with updates by Mr. Peter Copetti, Dr. Taylor, and Messrs. Manocha, Gagnon and Shepherd, on the status the Company and the progress of the POET technology.  Each reinforced that the core component of the Company’s strategy going forward is to continue to develop the POET platform. POET enables monolithic fabrication of integrated circuit gallium arsenide devices containing both electronic and optical elements on a single wafer.

Following the AGM, shareholders were provided the opportunity to take a tour of the Company’s ODIS facility to further reinforce the stated objective to drive efforts to monetize the POET platform.  Shareholders in attendance were welcomed by the ODIS Team at the facility and given a showcase of the intricacy of this breakthrough technology.

In a subsequent meeting of the directors (the “Board Meeting”) that followed the AGSM, the following executive officers were re-appointed for the ensuing year:

Peter Copetti, Executive Chairman and Interim Chief Executive Officer

Ajit Manocha, Vice-Chairman of the Board

Leon M. Pierhal, President

Kevin Barnes, Treasurer & Chief Financial Officer

Stephane Gagnon, Senior Vice President of Operations

Lee Shepherd, Vice President of Technology

Michel Lafrance, Corporate Secretary

Blaine Grisel, Controller

Mr. Daniel DeSimone, who has been Senior Vice President, Product Development of the Company’s ODIS division since April, was also appointed the Chief Technology Officer (“CTO”) of the Company. Dr. Geoff Taylor, the Company’s Chief Scientist, noted: “Dan brings to POET a diverse background of circuit/product design and technology development experience from Fairchild Semiconductor and Tundra Semiconductor. These skills are expected to be instrumental in developing the electronic component of the POET platform.”

Mr. Leon Pierhal, who did not stand for re-election as a director, will continue as President of the Company until September 30, 2014.  Afterwards, Mr. Pierhal will remain as a consultant to the Company on an as needed basis in order to provide information and advice regarding any legacy issues which may arise from time to time. His options will remain in place for 12 months.

At the Board Meeting, incentive stock options were granted under the stock option plan, to certain directors, officers, key consultants and employees of the Company, to purchase up to an aggregate of 3,940,000 common shares, representing 2.41% of the outstanding shares of the Company.

Of these options, 4.8% were granted to key employees who are the technical staff related to the POET effort, 14.0% to the Company’s officers, 64.0% to the non-officer Directors and 17.8% to Directors who are also officers.  The stock options are exercisable at a price of CA$1.24 per share expiring August 12, 2019.  Pursuant to the TSX Venture Exchange policies, the exercise price was fixed by the closing market price of August 11, 2014.  The options will vest and be exercisable on the basis of 25% on the date of grant and 25% every six months thereafter.

The options were granted subject to provisions of the Company’s stock option plan which was approved by shareholders on August 12, 2014 and are subject to the TSX Venture Exchange policies and applicable securities laws. There are currently 163,773,384 shares issued and outstanding and 26,307,750 stock options outstanding.  For full details on the Company’s share capital, refer to the Company’s Financial Statements and the MD&A for the 6-months ended June 30, 2014 which were recently filed on SEDAR.

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About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our website at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Grayling

Tel: (908) 251-9869

Email: poet@grayling.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.